Exhibit 99.1

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Comprehensive Loss	F-5

Consolidated Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F- 41

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosetta Genomics Ltd.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (the “Company”) and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has recurring losses from operations and has limited liquidity resources that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1e. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated March 30, 2017, the Company, as discussed in Note 1d(2), committed to a plan to sell CynoGen Inc. in order to focus in its core business. Note 1d(2) describes the results of the discontinued operations, including prior periods’ comparable results and the assets and liabilities which have been retroactively included in discontinued operations as separate line items in the consolidated balance sheets and consolidated statements of comprehensive loss and cash flows.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

Except for Note 1d(2), as to which the date is October 10, 2017

F-2

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$4,593	$11,114
Short-term bank deposits and restricted cash	4	52	550
Trade receivables		331	345
Other accounts receivable and prepaid expenses	5	291	2,137
Current assets related to discontinued operations		4,246	5,224

Total current assets		9,513	19,370

LONG TERM ASSETS:

Property and equipment, net	6	625	640
Long-term bank deposits and other long-term receivables		6	-
Long term assets related to discontinues operations		1,817	2,413

Total long term assets		2,448	3,053

Total assets		$11,961	$22,423

The accompanying notes are an integral part of the consolidated financial statements.

F-3

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2016	2015

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Current maturity of long-term capital lease	7	$55	$-
Trade payables		872	620
Other accounts payable and accruals	8	2,003	1,527
Current liabilities related to discontinued operations		874	656

Total current liabilities		3,804	2,803

LONG-TERM LIABILITIES:
Debentures and Warrants	3,9	3,675	-
Long-term capital lease obligations	7	65	-

Total long-term liabilities		3,740	-

COMMITMENTS AND CONTINGENT LIABILITIES	10

SHAREHOLDERS’ EQUITY:
Share capital:	11
Ordinary Shares of NIS 7.2 par value: 5,000,000 shares authorized at December 31, 2016 and 2015, respectively; 1,842,704 and 1,709,900 shares issued at December 31, 2016 and 2015, respectively; 1,842,704 and 1,709,628 shares outstanding at December 31, 2016 and 2015, respectively		3,442	3,194
Additional paid-in capital		157,478	156,696
Accumulated deficit		(156,503)	(140,270)

Total shareholders’ equity		4,417	19,620

Total liabilities and shareholders’ equity		$11,961	$22,423

The accompanying notes are an integral part of the consolidated financial statements.

F-4

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2016	2015	2014

Clinical testing revenues		$2,039	$1,275	$1,099
Licensing revenues		-	1,600	228
Total revenues		2,039	2,875	1,327

Cost of clinical testing revenues		1,541	923	1,310
Cost of licensing revenues		-	80	-
Total cost of revenues		1,541	1,003	1,310

Gross profit		498	1,872	17

Operating expenses:

Research and development, net	2l	3,156	2,956	1,927
Sales, marketing and business development		4,725	5,333	6,848
General and administrative		5,252	6,682	5,494
Gain from bargain purchase related to acquisition of CynoGen, Inc.	1d	-	(155)	-

Total operating expenses		13,133	14,816	14,269

Operating loss		12,635	12,944	14,252
Financial expenses, net	13	583	1,584	259

Loss before income taxes		13,218	14,528	14,511
Income tax (benefit) expense	12	(34)	19	15

Net comprehensive loss from continuing operations		13,184	14,547	14,526

Net comprehensive loss from discontinued operations		3,049	2,798	-

Net comprehensive loss		16,233	17,345	14,526

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders from continuing operations		$7.15	$11.57	$15.51
Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders from discontinued operations		$1.65	$2.22	$-
Basic and diluted net loss per Ordinary Share		$8.80	$13.79	$15.51

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share		1,842,704	1,257,724	936,658

The accompanying notes are an integral part of the consolidated financial statements.

F-5

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Number of Ordinary Shares	Share capital		Additional paid-in capital	Accumulated deficit	Total equity (deficit)

Balance as of December 31, 2013	872,520	$1,609		$130,423	$(108,399)	$23,633

Issuance of shares in January 2014, at $43.68 per share, net of $33 issuance expenses	21,805	$45		$876	$-	$921
Issuance of shares in April 2014, at $61.08 per share, net of $9 issuance expenses	4,937	10		283	-	293
Issuance of shares in May 2014, at $48.36 per share, net of $8 issuance expenses	5,533	11		247	-	258
Issuance of shares in June 2014, at $50.76 per share, net of $45 issuance expenses	30,164	62		1,422	-	1,484
Issuance of shares in July 2014, at $54.24 per share, net of $48 issuance expenses	29,305	62		1,481	-	1,543
Issuance of shares in August 2014, at 45.84 per share, net of $6 issuance expenses	4,038	8		171	-	179
Issuance of shares in September 2014, at $45.72 per share, net of $10 issuance expenses	7,071	14		300	-	314
RSUs conversion	3,584	7		(7)	-	-
Exercise of warrants	746	1		(1)	-	-
Employee options exercised	4	(*	)	(* )	-	-
Issuance of shares to a former employee	500	1		22	-	23
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		943	-	943
Net loss	-	-		-	(14,526)	(14,526)

Balance as of December 31, 2014	980,202	$1,830		$136,160	$(122,925)	$15,065

Issuance of shares in February 2015, at $53.52 per share, net of $491 issuance expenses	183,731	344		8,994	-	9,338
Issuance of shares related to acquisition (Note 1)	51,667	94		1,856	-	1,950
Issuance of shares in July 2015, at $39.24 per share, net of $18 issuance expenses	15,457	29		560	-	589
Issuance of shares in August 2015, at $36.48 per share, net of $3 issuance expenses	2,844	6		95	-	101
Issuance of shares and exercise of warrants B related to the October 2015 placement, at $15.96 per share, net of $331 issuance expenses	472,209	884		1,750	-	2,634
Reclassification of Warrants A and B to shareholders’ equity	-	-		6,272	-	6,272
RSUs conversion	3,521	7		(7)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		1,016	-	1,016
Net loss	-	-		-	(17,345)	(17,345)

Balance as of December 31, 2015	1,709,628	$3,194		$156,696	$(140,270)	$19,620

Issuance of shares in November 2016, at $6 per share	91,250	171		(171)	-	-
Issuance of warrants to placement agents related to November 2016 placement	-	-		152	-	152
Exercise of warrants B related to the October 2015 placement	27,776	51		(51)	-	-
Conversion of debentures related to the November 2016 placement, at $6 per share	8,333	16		3	-	19
RSUs conversion	5,445	10		(10)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		859	-	859
Issuance of treasury shares	272	(*	)	-	-	(* )
Net loss	-	-		-	(16,233)	(16,233)

Balance as of December 31, 2016	1,842,704	$3,442		$157,478	$(156,503)	$4,417

* Less than $1

**See note 1c for reverse split.

The accompanying notes are an integral part of the consolidated financial statements.

F-6

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net loss	$(16,233)	$(17,345)	$(14,526)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	270	300	299
Gain from bargain purchase related to acquisition of CynoGen, Inc.	-	(155)	-
Share-based compensation relating to options, RSUs, shares and warrants granted to employees, non-employees and directors	859	1,016	943
Issuance expenses of Debentures and Warrants classified as liabilities related to share purchase agreement	572	561	-
Revaluation losses (gain) of Debentures and Warrants related to share purchase agreements	(14)	1,051	(79)
Decrease (increase) in trade receivables	14	(7)	(114)
Decrease (increase) in other accounts receivable and prepaid expenses	1,841	(1,651)	(170)
Increase (decrease) in trade payables	252	57	(343)
Decrease in deferred revenue	-	-	(228)
Increase (decrease) in other accounts payables and accruals	476	(121)	616

Net cash used in operating activities from continuing operations	(11,963)	(16,294)	(13,602)

Cash flows from investing activities:
Purchase of property and equipment	(109)	(117)	(247)
Acquisition of CynoGen, Inc. (a)	-	(2,122)	-
Decrease (increase) in bank deposits and restricted cash	498	7,152	(11)

Net cash provided by (used in) investing activities from continuing operations	389	4,913	(258)

The accompanying notes are an integral part of the consolidated financial statements.

F-7

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:

Repayment of capital lease	(28)	-	-
Issuance of shares, debentures and warrants and proceed from exercise of warrants, net	3,288	17,320	5,015

Net cash provided by financing activities from continuing operations	3,260	17,320	5,015

Net cash provided by (used in) operating activities from discontinued operations	1,368	(639)	-
Net cash provided by (used in) investing activities from discontinued operations	662	(782)	-
Net cash provided by (used in) financing activities from discontinued operations	-	-	-

Increase (decrease) in cash and cash equivalents	(6,284)	4,518	(8,845)
Cash and cash equivalents at beginning of year	12,447	7,929	16,774

Cash and cash equivalents at end of year	6,163	12,447	7,929
Less cash and cash equivalents of discontinued operation at the end of the year	1,570	1,333	-
	$4,593	$11,114	$7,929

Supplemental disclosure:

(a)	Acquisition of CynoGen, Inc.
	Fair value of assets acquired and liabilities assumed at the date of acquisition:
	Working capital, net (excluding cash and cash equivalents)	$-	$1,599	$-
	Property and equipment	-	2,628	-
	Gain from bargain purchase	-	(155)	-
	Issuance of shares	-	(1,950)	-

		$-	$(2,122)	$-

(b)	Supplemental disclosure of non-cash activities:
	Share issuance for acquisition of CynoGen, Inc.	$-	$1,950	$-
	Reclassification of Warrants A and B to shareholders’ equity	$-	$6,272	$-
	Purchase of property and equipment under capital lease	$148	$-	$-
	Conversion of Debentures to shares	$19	$-	$-

(c)	Supplemental disclosures of cash flow activities:
	Interest received	$10	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F-8

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. ("Rosetta Genomics" or the “Company”) commenced its operations on March 9, 2000. The Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company’s microRNA-based tests, RosettaGX Cancer Origin™, RosettaGX Reveal™, mi-LUNG™, and mi-KIDNEY™, are commercially available worldwide and all samples are processed in its Philadelphia-based, CAP-accredited, Clinical Laboratories Improvement Amendments (“CLIA”) certified lab. With the acquisition of CynoGen, Inc. (described in Note 1d below), the Company offers a broader menu of molecular and other assays for bladder, lung, prostate and breast cancer patients through its facility in Lake Forest, California.

b.	The Company has three wholly-owned subsidiaries in the United States: (1), Rosetta Genomics, Inc. (“Rosetta Inc.”), (2) Minuet Diagnostics, Inc. (“Minuet”), and (3) CynoGen, Inc. (“CynoGen” or “PersonalizeDx” and collectively with Rosetta Inc., and Minuet, the “Subsidiaries”). The principal business activities of the U.S. Subsidiaries are to commercialize the Company’s products, perform tests in its CLIA-approved laboratories and expand the business of the Company in the United States (see Note 1d).

c.	Reverse stock split:

On March 16, 2017, subsequent to the balance sheet date, the shareholders of the Company, at an Extraordinary General Meeting of Shareholders, approved a reverse stock split and consolidation of the registered (authorized) share capital of the Company as follows: every twelve (12) Ordinary Shares with a nominal (par) value of NIS 0.6 each were consolidated into one (1) Ordinary Share with a nominal (par) value of NIS 7.2 each. All Ordinary Shares, options, warrants and per share amounts, including loss per share, have been adjusted to give retroactive effect to this reverse split for all periods presented.

d.	Acquisition of CynoGen, Inc.:

1.	On April 13, 2015, the Company, through Rosetta Inc., acquired all of the outstanding shares of Minuet and CynoGen from Prelude Corporation, a Fjord Ventures portfolio company. CynoGen is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. CynoGen is focused on the detection of genomic changes through Fluorescence in situ Hybridization (“FISH”) technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

The purchase price included $2,122 in cash, 41,667 of the Company's Ordinary Shares, par value NIS 7.2 per share and the provision of certain assets and services at cost to Prelude Corporation. Prelude Corporation has accepted 10,000 of the Company’s Ordinary Shares in lieu of the provision of certain assets and services to it by the Company. The aggregate fair value of the 51,667 Ordinary Shares issued amounted to approximately $1,950.

F-9

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for under the purchase method of accounting in accordance with Accounting Standard Codification (“ASC”) 805, “Business Combinations.” Accordingly, the Company allocated the purchase price to assets acquired and liabilities assumed based on a preliminary purchase price allocation study. Following the final purchase price allocation, the Company did not identify intangible assets to be recorded upon acquisition. As a result, the Company recognized a bargain purchased gain of approximately $155.

Acquisition costs in the amount of $707 consisted mainly of legal, tax and accounting fees and other external costs directly related to the acquisition and were included in operating expenses, as acquisition related costs.

2.	Discontinued Operations:

During the first half of 2017, the Company committed to a plan to sell its PersonalizeDx business in order to focus on its core business.

Accordingly, PersonalizeDx's results of operations and statement of financial position balances are presented as discontinued operations. All prior periods’ comparable results of operations, assets and liabilities have been retroactively reclassified to present the discontinued operations.

The results of the discontinued operations, including prior periods’ comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of comprehensive loss and balance sheets, are presented below:

	Year ended December 31,
	2016	2015

Revenues	$7,195	$5,393
Cost of revenues	5,898	5,269
Operating expenses	4,326	2,901
Operating loss	3,029	2,777

Financial expenses, net	20	21
Net loss	$3,049	$2,798

Depreciation expense totaled $632 and $449 for the years 2016 and 2015, respectively.

F-10

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The major classes of assets and liabilities that were classified as discontinued operations were as follows:

	December 31	December 31
	2016	2015

Cash and cash equivalents	$1,570	$1,333
Short-term bank deposits	78	626
Trade receivables	2,520	3,288
Other accounts receivable and prepaid expenses	78	55
Property, plant and equipment, net	1,817	2,335

Total assets of discontinued operations	$6,063	$7,637

Trade payables	702	450
Accrued expenses and other liabilities	172	206

Total liabilities of discontinued operations	$874	$656

On September 8, 2017, the Company entered into a definitive agreement to sell the stock of Minuet along with its PersonalizeDx business to Pragmin Prognosis, Inc., in order to focus on its core miRNA business. The transaction is subject to certain closing conditions which have not yet occurred.

e.	Liquidity and Capital Resources:

The Company has incurred an accumulated deficit of approximately $156,503 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2016. As of December 31, 2016, the Company’s total shareholders’ equity amounted to $4,417.

During the year ended December 31, 2016 the Company incurred operating losses and negative cash flow from operating activities amounting to $16,233 and $10,367, respectively. The Company will be required to obtain additional liquidity resources in the near term in order to support the commercialization of its products and maintain its research and development activities.

As of December 31, 2016, the Company's cash position (cash and cash equivalents and short-term bank deposits) totaled approximately $6,241. The Company is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. The Company's current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outflows for operating activities and capital expenditures. The Company's ability to successfully carry out its business plan, which includes a cost-reduction plan should it be unable to raise sufficient additional capital, is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

F-11

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

According to management estimates, liquidity resources as of December 31, 2016, will be sufficient to maintain the Company's operations into the third quarter of 2017. The Company's inability to raise funds to carry out its business plan will have a severe negative impact on its ability to remain a viable company.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern

On November 23, 2016, the Company entered into a securities purchase agreement (the “November 2016 placement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of the Company’s Ordinary Shares (the “Shares”) at a purchase price of $6.00 per share and an aggregate principal amount of $3,160 Unsecured Convertible Debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 833,334 Ordinary Shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1,293 Unsecured Convertible Debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings occurred on November 29, 2016, at which the Company received gross proceeds of $3,708 for the Ordinary Shares, the Registered Debentures and Warrants. The second closing of the Offering occurred, subsequent to the balance sheet date, on February 23, 2017, at which the Company received gross proceeds of $1,292 for the PIPE Debentures.

The aggregate net proceeds to the Company from the Offerings, after deducting the Placement Agents’ fees and expenses as well as the Company’s offering expenses, were approximately $4,500.

The Debentures are non-interest bearing, have a term of 30 years and are convertible into Ordinary Shares at an initial conversion price of $6.00 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s Ordinary Shares, the conversion price of the Debentures shall be reduced to the lesser of (x) the then conversion price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new conversion price. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the Ordinary Shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (the “Resale Registration Statement”), if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective conversion price, then the conversion price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities. Under no circumstances will the adjusted conversion price of the Debentures be lower than $3.00. The Company’s payment obligations under the Debentures are guaranteed by its U.S Subsidiaries.

F-12

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Warrants were immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s Ordinary Shares and rights offerings and pro rata distributions with respect to all holders of the Company’s Ordinary Shares. Additionally, in the event of a reverse stock split of the Company’s Ordinary Shares, the exercise price will be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new exercise price. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective exercise price, then the exercise price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities.

The placement agents received (i) an aggregate cash fee equal to $350 ($260 at the initial closing in November 2016 and $90 at the second closing in February 2017), (ii) warrants to purchase up to 25,000 Ordinary Shares and (iii) reimbursement of expenses of $75. The placement agent warrants will become exercisable on November 29, 2017, will expire on November 29, 2021, and will have an exercise price of $7.50.

The Company also entered into a Registration Rights Agreement with the investor, pursuant to which the Company filed a resale registration statement on Form F-1 which became effective on February 16, 2017.

On February 18, 2015, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 202,030 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $ 512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015.

In addition, on October 13, 2015, the Company entered into a Securities Purchase Agreement (the “2015 Securities Purchase Agreement”), pursuant to which the Company agreed to sell securities to various accredited investors (the “2015 Purchasers”) in a private placement transaction (the "2015 Private Placement"). The Private Placement closed on October 16, 2015 (the “Closing Date”). The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293.

F-13

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 277,778 units at a purchase price of $28.80 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share (collectively, the “Shares”), (ii) a Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $33.00 per Ordinary Shares (subject to adjustment), exercisable for a period of five years from the Closing Date (the “2015 Series A Warrants”), and (iii) a partially pre-funded 2015 Series B Warrant (collectively and together with the 2015 Series A Warrants, the “2015 Warrants”). The 2015 Series B Warrants had an exercise price of NIS 7.2 (which has been prepaid) plus $0.0012 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 222,223 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price has been adjusted to $19.752 per share, and all of the 2015 Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 222,208 of the Company’s Ordinary Shares.

During 2014, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 102,851 of its Ordinary Shares ("Ordinary Shares"), and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. Sales of the Company's Ordinary Shares under the Cantor Sales Agreements were made in sales deemed to be "at-the-market" equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

All of the Company’s revenues are generated in U.S. dollars (“Dollar”). In addition, the majority of the Company’s costs and financing are in Dollars. The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. Therefore, the functional currency of the Company and its subsidiaries is the Dollar.

The Company and its subsidiaries’ transactions and balances denominated in Dollars are presented at their original amounts. Non-Dollar transactions and balances have been remeasured to Dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-Dollar currencies are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

F-14

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its Subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted, highly-liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash is invested in a bank deposit, which is pledged in favor of the bank that provides guarantees on behalf of the Company.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months at acquisition but less than one year at balance sheet date. The short-term bank deposits are presented at their cost which approximates its market value.

g.	Business Combinations:

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

h.       Capital leases:

Leases are capitalized under the criteria set forth in ASC 840, “Leases”, which establishes the four criteria of a capital lease. At least one of the four following criteria must be met for a lease to be considered a capital lease: (1) a transfer of ownership of the property to the lessee by the end of the lease term; (2) a bargain purchase option; (3) a lease term that is greater than or equal to 75 percent of the economic life of the leased property; (4) present value of the future minimum lease payments equals or exceeds 90 percent of the fair market value of the leased property. If none of the aforementioned criteria are met, the lease will be treated as an operating lease.

F-15

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the commencement of the lease term, the leased asset is measured at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual percentage rates:

%
Computer equipment	33
Office furniture and laboratory equipment	7 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the lease term or useful economic life

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

As of December 31, 2016 and 2015, no impairment losses have been identified.

k.	Revenue recognition:

The Company generates its revenues mainly from diagnosing patient tissue received from private patients or third-party distributors. The Company performs the diagnostic testing in its labs in the U.S. Additionally, the Company generates revenues from research and development services provided to, and licensing agreement with, third parties.

Revenues from sales of the Company’s diagnostic services are recognized in accordance with ASC 605, “Revenue Recognition”, when (1) persuasive evidence of an agreement exists, (2) delivery of the test result has occurred or services have been rendered, (3) the fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied upon receiving a test requisition form indicating medical necessity of the test ordered for the patient, which the Company needs so it can bill the relevant payers. Criterion (2) is satisfied when the Company performs the test and delivers a report to the physician or makes the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. The Company assesses whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

F-16

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician or makes the patient report available to the patient. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. The Company reports revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. The Company reports revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as a contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection data (when such historical collection data is readily available and reliable) of each payer or payer group, as appropriate. The Company regularly reviews its historical collection experience for non-contracted payers and adjusts its expected revenues for current and subsequent periods accordingly.

Revenues from licensed technology are recorded in accordance with the contract terms, when revenues can be reliably measured and collection of the funds is reasonably assured.

On December 31, 2015, the Company entered into a Patent License Agreement (the “Agreement”) with Mirna Therapeutics (“Mirna”) for a worldwide sublicense to the Company’s patents related to therapeutics uses of certain microRNA technologies (the “Licensed Patents”). Under the terms of the agreement, the Company received an upfront payment of $1,600 from Mirna on January 4, 2016, and the Company is eligible for low single-digit royalties on product sales and potential milestone payments (to be performed by Mirna) and sublicense fees. The sublicensed patents are jointly owned by YEDA Research and Development Company Ltd. (“YEDA”), the commercial arm of the Weizmann Institute of Science, and the Company. As such, YEDA is entitled to a portion of these and other proceeds the Company may receive under the agreement with Mirna. The term of the agreement is for the life of the licensed patents. Mirna may terminate the agreement without cause, and, in certain cases, may be subject to significant termination fees.

As of December 31, 2015, the effective date of the Agreement, Mirna had the right to use the Licensed Patents, and Company became entitled to the upfront fee. Accordingly, the Company recorded revenues of $1,600 in the consolidated statements of comprehensive loss associated with the transaction. The Company has no continuing involvement or other obligations to Mirna regarding the Licensed Patents.

Additional potential milestones payments and royalties will be recognized upon the achievement of future events by Mirna, in accordance with ASC 450-30-25, “Gain Contingencies”. As of December 31, 2016, no milestones were achieved, or royalty payments made, by Mirna.

F-17

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, “Revenue recognition”, when delivery has occurred, persuasive evidence of an arrangement exists, the fee is fixed or determinable, no future obligation exists, and collectability is probable.

l.	Research and development expenses, net:

Research and development expenses consist of costs of salaries and related expenses, various activities related to intellectual property, research materials and supplies, and equipment depreciation. All such costs are expensed as incurred.

Royalty-bearing grants from the Bi-national Industrial Research and Development Foundation (“BIRD”) and from the Israel Innovation Authority (formerly known as the Office of the Chief of Scientist, "IIA" or "OCS") of the Ministry of Economy for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such royalty -bearing grants arrangements are presented as a reduction from research and development expenses in the consolidated statements of comprehensive loss in an amount of $114, $197 and $292, in the years 2016, 2015 and 2014, respectively.

m.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 505-50, “Equity-Based Payments to Non-Employees”, requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its share-option awards, and the Company values restricted share units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of share options granted with the following assumptions:

	Year ended December 31,
	2016	2015	2014

Dividend yield	0%	0%	0%
Expected volatility	113-116%	116-126%	113-125%
Risk-free interest	1.42-1.79%	1.74-1.96%	1.62-2.27%
Expected life	6.25 years	4.5-6.25 years	4.5-6.25 years

F-18

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay cash dividends in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company’s shares.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company’s options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock options since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

The Company applies ASC 505 with respect to options and warrants issued to non-employees. ASC 505 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

n.	Basic and diluted net loss per share:

Basic and diluted loss per Ordinary Share are presented in conformity with ASC 260 “Earnings Per Share”, for all years presented. Basic loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury share method.

For the years ended December 31, 2016, 2015 and 2014, all outstanding options, Debentures Conversion Feature, RSUs, and warrants, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

o.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

F-19

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As of December 31, 2016 and 2015, no liability for unrecognized tax benefits was recorded, as a result of the implementation of ASC 740.

p.	Severance pay:

The Company's Israeli employees are included under Section 14 of the Israeli Severance Compensation Law (“Section 14”). Under Section 14, the Company’s monthly deposits, at a rate of 8.33% of such employees’ monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance expenses for the years ended December 31, 2016, 2015, and 2014 were $88, $102 and $116, respectively.

Rosetta Inc., and CynoGen have a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The plan provides a 3% safe-harbor contribution up to the employee’s eligible compensation. In the years 2016, 2015, and 2014, the Company recorded an expense for matching contributions in the amount of $205, $180 and $112, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables and other accounts receivable.

The Company’s cash and cash equivalents are deposited mainly in Dollars with major banks in Israel, the UK and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

Trade receivables are recorded from two primary payors: Medicare and third party/private payors (“Private Payors”), all located mainly in the United States.  Trade receivables are recorded at contractual rates (or published rates for Medicare) less an allowance for contractual rates adjustment, based on reporting models utilizing historical cash collection percentages and updated for current effective reimbursement factors.  Management performs ongoing valuations of trade receivable balances based on management's evaluation of historical collection experience and industry trends. Concentration of credit risk with respect to trade receivables is also limited by credit limits, ongoing credit evaluation and account monitoring procedures. Provision for bad debt expenses for the years ended December 31, 2016, 2015, and 2014 were $1,071, $0 and $0, respectively.

F-20

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has no significant off balance sheet concentrations of credit risk.

r.	Fair value of financial instruments:

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term bank deposits, accounts receivable, other accounts receivable, trade payables and other account payable and accruals, approximate fair value because of their generally short-term maturities.

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 –	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its Debentures and Warrants related to the November 2016 placement (classified as liabilities) at fair value each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense, as applicable (see Note 3).

F-21

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses numerous iteration of option pricing model (Black-Scholes-Merton) to determine the fair value of these Debentures and Warrants.  Significant inputs included an estimate of the fair value of the Company’s Ordinary Shares as of December 31, 2016, the remaining contractual life of the warrants, a risk-free interest rate, and an estimate of the Company's share expected volatility. The fair value of the Debentures and Warrants classified within Level 3. The fair value of the Debentures and Warrants at December 31, 2016 was $3,675. For the year ended December 31, 2016, the Company recognized a net gain of approximately $14 from the revaluation of Debentures and Warrants which is recorded under “Financial expenses, net” in the Company's consolidated statements of comprehensive loss (see Note 11).

s.	Recent Accounting Pronouncements:

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern at least for a period of twelve months from the date of issuing the consolidated financial statements and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods ending after December 15, 2016, with early adoption permitted. The Company adopted ASU 2014-15 for the year ended December 31, 2016 and updated the going concern disclosure accordingly.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contract with Customers", which introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. Numerous updates were issued in 2016 that provide clarification on a number of specific issues as well as requiring additional disclosures. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. While the Company has not yet completed its final review of the impact of the new standard, the Company does not currently anticipate a material impact on its revenue recognition practices. The Company is still evaluating disclosure requirements under the new standard and will continue to evaluate the standard as well as additional changes, modifications or interpretations which may impact the Company's current conclusions.

F-22

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company expects to adopt the new standard using the modified retrospective method starting January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases (ASC 842)”, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company’s consolidated financial statements as the Company has certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments" (ASU 2016-09) which requires that embedded derivatives be separated from the host contract and accounted for separately as derivatives if certain criteria are met, including the “clearly and closely related” criterion. The amendments in the Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The guidance will be effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company believes this guidance will not have significant effect on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting” (ASU 2016-09), to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. The Company believes this guidance will not have significant effect on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No 2016-18, “Statement of Cash Flows (230): Restricted Cash” (ASU 2016-18) which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company believes this guidance will not have significant effect on its consolidated financial statements.

F-23

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	FAIR VALUE MEASUREMENTS

The following table present liabilities balances measured at fair value on a recurring basis as of December 31, 2016

	Fair value measurements
	Level 1	Level 2	Level 3
Liabilities:
Debentures and Warrants	-	-	$3,675

Total Financial liabilities	-	-	$3,675

The following table summarizes the changes in the Company’s liabilities measured at fair value (Level 3), during the year ended December 31, 2016:

Total fair value as of January 1, 2016	$-
Issuance of Debentures and Warrants related to November 2016 placement	5,519
Conversion of Debentures related to the November 2016 placement	(19)
Gain from revaluation of Debentures and Warrants related to November 2016 placement	(1,825)
Total fair value as of December 31, 2016	$3,675

NOTE 4:-	SHORT-TERM BANK DEPOSITS AND RESTRICTED CASH

As of December 31, 2016 and 2015, the Company’s restricted cash and bank deposits are as follows:

	December 31, 2016
	Amount	Maturity date	Annual interest

Restricted cash	$52

	December 31, 2015
	Amount	Maturity date	Annual interest

Restricted cash	$52

Short term bank deposit	498	March 7, 2016	0.70%

	$550

F-24

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Prepaid expenses	$148	$267
Government authorities	32	47
Security deposits	73	65
Royalty-bearing grants	22	128
Amounts due from Patent License Agreement (Note 2k)	-	1,600
Other	16	30

	$291	$2,137

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Computer equipment	$1,181	$1,168
Office furniture and laboratory equipment	1,671	1,431
Leasehold improvements	673	671

	3,525	3,270
Accumulated depreciation:
Computer equipment	1,085	962
Office furniture and laboratory equipment	1,290	1,174
Leasehold improvements	525	494

	2,900	2,630

Depreciated cost	$625	$640

Depreciation expenses from continued operations for the years ended December 31, 2016, 2015 and 2014 were $270, $300 and $299, respectively.

F-25

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	CAPITAL LEASE

During 2016, the Company entered into a three-year capital lease agreement in which it acquired lab equipment for its operations. The lease has a bargain purchase option at the end of the original lease term, in 2019, and was classified as a capital lease. The leased lab equipment was included in property and equipment and is being depreciated using the straight-line method over the estimated useful life of the equipment, which is five years. The gross amount recognized as an asset was $148. Depreciation expense for the year ended December 31, 2016 was $22. As of December 31, 2016, the depreciated asset value was $126. In the years 2017, 2018 and 2019, the future minimum required lease payments will be $55, $55 and $10, respectively.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2016	2015

Employees’ salaries and payroll accruals	$1,237	$888
Accrued vacation	120	122
Accrued expenses	646	517

	$2,003	$1,527

NOTE 9:-	DEBENTURES AND WARRANTS

On November 23, 2016, the Company entered into a securities purchase agreement (the “November 2016 Placement”) with a prominent institutional healthcare investor to purchase (i) an aggregate of 91,250 of the Company’s Ordinary Shares (the “Shares”) at a purchase price of $6.00 per share and an aggregate principal amount of $3,160 Unsecured Convertible Debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 833,334 Ordinary Shares with an initial exercise price of $10.20 per share (the “Warrants”) and an aggregate principal amount of $1,293 Unsecured Convertible Debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The initial closing of the Offerings occurred on November 29, 2016, at which the Company received gross proceeds of $3,708 for the Ordinary Shares, the Registered Debentures and Warrants. The second closing of the Offering occurred, subsequent to the balance sheet date, on February 23, 2017, subsequent to the balance sheet date, at which time the Company received gross proceeds of $1,292 for the PIPE Debentures.

As part of the private placement, the Company granted the Placement Agents: (i) a cash fee equal to approximately $350 (ii) warrants to purchase up to 25,000 Ordinary Shares (the “Placement Agent Warrants”) and (iii) reimbursement of expenses of $75. The Placement Agent Warrants will become exercisable on November 29, 2017 and will expire on November 29, 2021 and have an exercise price equal to $7.50.

The aggregate net proceeds to the Company from the Offerings, after deducting the Placement Agents’ fees and other issuance expenses were approximately $4,490, of which $3,288 was received in 2016.

F-26

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance expenses in the amount of $572 were expensed in the consolidated statement of comprehensive loss included in “Financial expenses, net”.

The Debentures are non-interest bearing, have a term of 30 years and are convertible into Ordinary Shares at an initial conversion price of $6.00 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s Ordinary Shares, the conversion price of the Debentures will be reduced to the lesser of (x) the then conversion price, as adjusted, and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which will thereafter be the new conversion price. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the Ordinary Shares issuable upon exercise of the Warrants and conversion of the PIPE Debentures (the “Resale Registration Statement”), if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective conversion price, then the conversion price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities. Under no circumstances will the adjusted conversion price of the Debentures be lower than $3.00. The Company’s payment obligations under the Debentures are guaranteed by its U.S Subsidiaries

The Warrants were immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s Ordinary Shares and rights offerings and pro rata distributions with respect to all holders of the Company’s Ordinary Shares. Additionally, in the event of a reverse stock split of the Company’s Ordinary Shares, the exercise price will be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s Ordinary Shares during the 10 trading days immediately following the reverse stock split, which will thereafter be the new exercise price. Additionally, subject to limited exceptions, for a period of 12 months following the effective date of the Resale Registration Statement, if the Company issues Ordinary Shares or securities that are convertible or exercisable into Ordinary Shares at a price that is less than the effective exercise price, then the exercise price shall be automatically reduced to the price at which the Company issued the Ordinary Shares or the underlying exercise price or conversion price of the securities.

The Company has also entered into a Registration Rights Agreement with the investor, pursuant to which the Company filed a resale registration statement on Form F-1 which became effective on February 16, 2017.

The fair value of the Warrants was measured using iterations of the Black-Scholes-Merton model (see Note 2r). In estimating the Warrants’ fair value, the Company used the following assumptions:

	December 31,	Issuance
	2016	date

Risk-free interest rate	0.91%-1.91%	0.86%-1.78%
Expected volatility	64.68%-83.15%	68.07%-79.66%
Expected life (in years)	1.16-4.92	1.25-5
Expected dividend yield	0%	0%
Fair value:
Warrants	$2,920	$3,974

F-27

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Debentures was measured using iterations of the Black-Scholes-Merton model (see Note 2r). In estimating the Debentures’ fair value, the Company used the following assumptions:

	December 31,	Issuance
	2016	date

Risk-free interest rate	0.81%	0.78%
Expected volatility	65.13%	65.7%
Expected life (in years)	0.91	1
Expected dividend yield	0%	0%
Fair value:
Debentures	$755	$1,545

The Company accounted for the Debentures according to the provisions of ASC 815 and for the Warrants according to the provisions of ASC 480. Based on terms of the Debentures and the Warrants, the Company classified them as liabilities. The Company elected to measure the Debentures and Warrants under the fair value option in accordance with ASC 815. Under the fair value option both the Debentures and Warrants will be measured at fair value in each reporting period until they will be converted, exercised or expired, with changes in the fair values being recognized in the Company's consolidated statement of comprehensive loss as financial income or expense. In accordance with ASC 815, the proceeds received for the issuance of the Debentures and Warrants were allocated at fair value conducted on an arm's-length basis. Accordingly, at the issuance date, the Company recorded the Debentures and Warrants at an aggregate fair value of $5,519, which is higher than the gross proceeds in the amount of $3,708, resulting a loss in the amount of $1,811.

In December 2016, 8,334 shares were issued in connection with the conversion of $50 principal amount of the Debentures. The fair value of the converted shares was $18.

As of December 31, 2016, the Company re-measured the Warrants in the amount of $2,920 and the Debentures in the amount of $755. As a result, for the year ended December 31, 2016, the Company recognized revaluation net income of approximately $14 in the consolidated statement of comprehensive loss included in “Financial expenses, net.”

In January and March 2017, subsequent to the balance sheet date, $530 principal amount of the Debentures were converted into of 123,502 Ordinary Shares of the Company.

F-28

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2016, restricted cash was associated with bank guarantees to the landlords of the Company’s premises for the fulfillment of its lease commitment in the amount of approximately $52. The restricted cash deposit presented in short-term bank deposits and restricted cash.

b.	The facilities of the Company and its subsidiaries are rented under various operating lease agreements, the latest of which ends in 2018. Aggregate annual minimum lease commitments under the non-cancelable operating lease agreements as of December 31, 2016, are as follows:

2017	$694
2018	555

Total	1,249

Total rent expenses for the years ended December 31, 2016, 2015 and 2014 were $733, $725 and $511, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $6 as of December 31, 2016.

Lease expenses for motor vehicles for the years ended December 31, 2016, 2015, and 2014, were $37, $39 and $52, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2029 will be approximately $960, of which $520 will be paid after December 31, 2016. In each of the years ended December 31, 2016, 2015 and 2014 the Company paid fees in the amounts of $47, to the third party. The Company recorded the payments as research and development expenses.

F-29

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license, the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenue from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2022 will be approximately $410, of which $189 will be paid after December 31, 2016. During the years ended December 31, 2016, 2015 and 2014, the Company paid fees in the amounts of $34, $37 and $41, respectively, to the third party. The Company recorded the payments as research and development expenses.

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license, the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement through 2032 will be approximately $320, of which $160 will be paid after December 31, 2016. During the years ended December 31, 2016, 2015, and 2014, the Company paid fees in the amounts of $12, $12 and $10, respectively, to the third party. The Company recorded the payments as research and development expenses.

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2022 will be approximately $252, of which $95 will be paid after December 31, 2016. During the years ended December 31, 2016, 2015 and 2014, the Company paid fees in the amounts of $17, $18 and $20, respectively, under this agreement. The Company recorded the payments as research and development expenses.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement through 2029 will be approximately $690, of which $390 will be paid after December 31, 2016.

In each of the years ended December 31, 2016, 2015 and 2014, the Company paid fees in the amount of $35, to the third party. The Company recorded the payments as research and development expenses.

F-30

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party’s proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company’s revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement through 2029 will be approximately $440, of which $260 will be paid after December 31, 2016. During the years ended December, 31, 2016, 2015 and 2014, the Company paid fees in the amounts of $20, $24 and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	In July 2014, the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research, and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay fixed annual license maintenance fees and royalties based on net sales. During 2016, the Company paid $10 under this agreement to the third party following the license agreement with Mirna, as detailed in Note 2k.

k.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the IIA. The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to IIA of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to IIA. 2016 was the last year of this consortium. During the years ended December 31, 2016 and 2015, the Company received total grants of $105 and $131, respectively, from the IIA for its development within the consortium and continued to meet the criteria to receive such grants.

F-31

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

l.	Ramot:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance with a plan approved by, and jointly funded by, the IIA and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by IIA, which was approved in November 2014. During 2015 the Company received an additional extension from the IIA, which extended the plan to December 31, 2015. Under the applicable terms, so long as the Company continues to meet the criteria for receiving IIA grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to IIA of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to IIA. During the years ended December 31, 2016 and 2015, the Company received total grants of $115 and $18, respectively, from the IIA for its development within the consortium and continued to meet the criteria to receive such grants. The obligation to pay royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

NOTE 11:-	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

Ordinary Shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

b.	Reverse stock split and increase in share capital:

On March 16, 2017, subsequent to the balance sheet date, the Company held an Extraordinary General Meeting of Shareholders on which the following proposals were approved:

i)	To consolidate the registered (authorized) share capital of the Company as follows: every twelve (12) Ordinary Shares with a nominal (par) value of NIS 0.6 each will be consolidated into one (1) Ordinary Share with a nominal (par) value of NIS 7.2 each. All Ordinary Shares, warrants and options and per share amounts, including loss per share, have been adjusted to give retroactive effect to this reverse split for all periods presented.

ii)	To increase the registered (authorized) share capital of the Company to 7,500,000 Ordinary Shares with a nominal (par) value NIS 7.2 each.

c.	Investment agreements:

1.	On April 14, 2014, the Company issued an aggregate of 746 Ordinary Shares upon a cashless exercise of warrants issued in 2012.

2.	On September 18, 2014, the Company’s Board of Directors approved the issuance of 500 Ordinary Shares to a former employee. Accordingly, the Company recorded $23 as marketing and business development expense.

F-32

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	On February 18, 2015, the Company entered into the 2015 Cantor Sales Agreement with Cantor, as sales agent, and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 202,030 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015. Sales of the Company’s Ordinary Shares under the 2015 Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

4.	On October 13, 2015, the Company entered into the 2015 Securities Purchase Agreement, pursuant to which the Company agreed to sell securities to the 2015 Purchasers in the 2015 Private Placement. The 2015 Private Placement closed on October 16, 2015 (the “Closing Date”).

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 277,778 units at a purchase price of $28.80 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share, (ii) a 2015 Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $33 per Ordinary Share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded 2015 Series B Warrant. The 2015 Series B Warrants had an exercise price of NIS 7.2 (which has been prepaid) plus $0.0012 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 222,223 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price was adjusted to $19.752 per share, and all of the 2015 Series B Warrants was exercised on a cashless basis, resulting in the issuance of 222,208 of the Company’s Ordinary Shares. The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293. As part of the private placement the Company granted additional 8,334 2015 Series A Warrants to the placement agent.

The Company accounted for the 2015 Series A and 2015 Series B Warrants according to the provisions of ASC 815. Based on certain terms of the warrants, the Company classified them as liabilities, measured at fair value in each reporting period until they are exercised, expired or the terms of the warrants become fixed, with changes in the fair values being recognized in the Company’s consolidated statement of comprehensive loss as financial income or expense.

The fair value of the 2015 Series A and 2015 Series B Warrants was measured using the Black-Scholes-Merton model. In estimating the warrants’ fair value, the Company used the following assumptions:

F-33

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,
2015

Risk-free interest rate	0.08%-1.72%
Expected volatility	50%-123%
Expected life (in years)	0.16-4.9
Expected dividend yield	0%
Fair value:
Warrants	$ 15-18.24

For the year ended December 31, 2015, the Company recognized revaluation expenses of approximately $1,051 in the consolidated statement of comprehensive loss included in “Financial expenses (income), net”.

During November 2015, following the tenth trading day of the effective date of the resale registration statement, the exercise price was set, and the terms of the 2015 Series A and B Warrants became fixed, resulting in the classification of the fair value of the 2015 Series A and 2015 B Warrants of $6,272 to shareholders’ equity. In addition, 194,445 2015 Series B Warrants were exercised.

In February 2016, the remaining 27,778 2015 Series B Warrants were exercised. As of December 31, 2016, 147,223 2015 Series A Warrants were outstanding.

5.	See Note 1e and Note 9 for details on the November 2016 placement.

d.	Share option plans:

1.	In July 2006, the Company adopted the 2006 Global Share Incentive Plan (the “2006 Plan”), pursuant to which options may be granted to the Company’s directors, employees, consultants and service providers.

On November 12, 2014, at the Company’s Annual Shareholder Meeting, the Company’s shareholders approved the addition of 75,000 Ordinary Shares to the shares authorized for issuance under the 2006 Plan.

On December 3, 2015, at the Company’s Annual Shareholder Meeting, the Company’s Shareholders approved the addition of 63,750 Ordinary Shares to the shares authorized for issuance under the 2006 plan, bringing the total number of Ordinary Shares authorized for issuance under the 2006 Plan to 214,723. As of December 31, 2016, a total of 32,165 Ordinary Shares remain available for future grants under the 2006 Plan.

Options granted under the 2006 Plan typically vest over four years, but are subject to each optionee’s specific option agreement. Options are typically exercisable for ten years from the date of grant. Options which are forfeited or unexercised become available for future grants. The exercise price of the stock option equals the fair market value of the Company’s shares on the date of the grant.

F-34

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2014, 3,584 RSUs became fully vested and were converted into Ordinary Shares of the Company. During 2015, the Company granted 3,750 RSU and 20,334 options to directors and officers of the Company.

2.	The following is a summary of the Company’s share options granted among the various plans:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	107,881	$60.36	7	$204
Granted	63,864	$9.93
Exercised	-	$-
Forfeited	(11,871)	$(12.63)
Outstanding at the end of the year	159,874	$43.75	6.66	$-

Vested or expected to vest	152,935	$40.89	6.64	$-

Options exercisable at the end of the year	69,779	$71.05	5.56	$-

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2016, 2015 and 2014 was $8.47, $17.4 and $31.44, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31, 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount changes based on the fair market value of the Company’s shares.

F-35

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about options to employees and non-employees outstanding at December 31, 2016 under the Plans:

Exercise price	Options outstanding at December 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2016	Average exercise price of options exercisable

$7.92-34.32	103,304	6.06	$16.00	18,753	$27.10
$39.12-42.84	20,902	6.08	$40.95	17,420	$40.94
$43.44-56.28	5,924	5.60	$49.41	4,448	$50.78
$61.92-1,188	28,969	4.48	$74.34	28,383	$74.60
$1,476-6,336.12	775	2.64	$1,796.75	775	$1,796.75

	159,874			69,779

The following table summarizes information relating to RSUs, as well as changes to such awards during 2016:

Number of RSUs

Outstanding at January 1, 2016	7,831
Granted	1,250
Converted	(5,716)
Forfeited	(625)

Outstanding at December 31, 2016	2,740

As of December 31, 2016, there was $1,101 of total compensation cost related to unvested options and RSUs. This amount is expected to be recognized over a weighted-average period approximately one (1) year.

The following table sets forth the total share-based compensation expense resulting from options and RSUs granted to employees, non-employees and directors included in the Company's consolidated statement of comprehensive Loss:

	Year ended December 31,
	2016	2015

Cost of revenues	$47	$37
Research and development, net	116	100
Sales, marketing and business development	293	281
General and administrative	403	598

Total share-based compensation expenses	$859	$1,016

F-36

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INCOME TAXES

a.	Tax rates applicable to the income of the Company:

The Israeli corporate tax rate was 26.5% in 2015 and 2014 and 25% in 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Company estimates that the effect of the change in the tax rate will not have material effect on the Company's financial position or results of operations.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969 (“the Tax Law”):

The Company is currently qualified as an “Industrial Company”, as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company's production facilities in Israel have been granted “Approved Enterprise” status under the Law currently under separate investment programs. Pursuant to the Law, the Company elected the "Alternative Benefits Track" and has waived Government grants in return for tax exemption.

The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%).

Additionally, if the Company becomes a “foreign investors company”, as defined by the Law, it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership during each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

As of December 31, 2016, management believes that the Company will be able to meet all of the aforementioned conditions.

F-37

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the applicable corporate tax rate in respect of the gross amount that the Company distributed. In addition, the Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income attributed to the exempted profits derived from the “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (25% in 2016).

On April 1, 2005, an amendment to the Law became effective (the “Amendment”) and significantly changed the provisions of the Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” such as provision generally requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

If the Company pays a dividend out of income derived from the “Beneficiary Enterprise” during the tax exemption period, such income will be subject to corporate tax at the applicable rate in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the “Beneficiary Enterprise”. Under the Amendment, the benefit period for the Company will be extended until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for a “Beneficiary Enterprise” owned by a “foreign investor's company” during all or part of the benefit period.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval.

As of December 31, 2016, the Company did not generate income under the Law prior to and after the Amendment.

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which prescribes amendments to the Law. The amendment became effective as of January 1, 2011. Pursuant to this amendment, the benefit tracks in the Law were modified and a flat tax rate applies to a company’s entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment, and from then on it will be subject to the amended tax rates.

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment") was enacted. According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 16% (in development area A – 9%).

F-38

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the Amendment”) was published. According to the Amendment, a preferred enterprise located in Development Zone A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Any dividends distributed to “foreign companies”, as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards and (iii) non-Israeli resident – 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The Company examined the possible effects of the amendments on its consolidated financial statements, if at all, and at this time does not believe it will opt to apply the amendments.

d.	Income tax on U.S. Subsidiaries:

The U.S. Subsidiaries are taxed under U.S. income tax laws. There are no significant provisions for U.S. federal, state or other taxes for any period, since no taxable income was generated in all periods since inception.

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries’ deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,
	2016	2015
Tax asset in respect of:
Operating and capital loss carryforward and deductions	$39,340	$42,443
Reserves, allowances and other	22	27

Deferred tax asset before valuation allowance	39,362	42,470
Valuation allowance	(39,362)	(42,470)

Net deferred tax asset	$-	$-

F-39

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company and its subsidiaries have provided full valuation allowances in respect of deferred tax assets resulting from operating and capital loss carryforward and other temporary differences. Management currently believes that because the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

f.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward of the Company and its U.S. Subsidiaries due to the uncertainty of the realization of such deferred taxes and few nondeductible expense.

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2016, in the amount of approximately $121,825 which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2016, the U.S. Subsidiaries have estimated total available carryforward tax losses of approximately $27,654 to offset against future taxable income which expires in the years 2027 to 2035.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

	December 31,
	2016	2015	2014
Loss before income taxes is comprised of the following:
Domestic	$5,823	$6,178	$5,368
Foreign	10,444	11,148	9,143

	$16,267	$17,326	$14,511

F-40

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2016	2015	2014

Financial income:
Interest income on short-term deposits	$(10)	$(46)	$(111)
Foreign currency adjustments gains and other	-	(9)	(3)
Revaluation of Debentures and Warrants related to share purchase agreement, net	(14)	-	(79)

Total financial income:	(24)	(55)	(193)

Financial expenses:
Bank and interest expenses	23	27	39
Foreign currency adjustments losses	12	-	408
Revaluation of warrants related to share purchase agreement, net	-	1,051	-
Issuance expenses of Debentures and Warrants classified as liabilities related to share purchase agreements	572	561	-
Foreign exchange futures transactions and others	-	-	5

Total financial expenses:	607	1,639	452

Financial expense (income), net	$583	$1,584	$259

- - - - - - - - - - - - - - - - - -

F-41